
RECD S.E.C.
MAR 2 5 2002
070

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02025357

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P. E.
3-25-02

Report on Form 6-K dated March 25, 2002

Partner Communications Company Ltd.
(Translation of Registrant's Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel


PROCESSED
APR 0 1 2002
THOMSON
FINANCIAL

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosures:

1. Press Release dated March 25, 2002 re Partner announces postponement of first payment due Bank Hapoalim and the filing with the US Securities and Exchange Commission of its financial statements for the year ending December 31,2001.

2. Audited Financial Statements for the year ending December 31, 2001.

Partner Communications Announces Postponement of First Payment Due Bank Hapoalim

***Rosh Ha'ayin, Israel, March 25, 2002* – Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD)** today announced that the date for its repayment of approximately US$ 96 million to Bank Hapoalim under its US$ 750 million credit facility has been postponed from March 31, 2002 until April 30, 2002, with the consent of the Bank of Israel. Partner also announced the filing with the US Securities and Exchange Commission of its financial statements for the year ending December 31, 2001 on Form 6-K. Partner previously released its financial results for the year ended December 31, 2001 on January 29, 2002.

Under its credit facility, Partner is required to repay Bank Hapoalim on an accelerated repayment schedule, as a result of Bank of Israel rules restricting loans to related entities. Certain controlling persons of Partner's principal shareholders are also, indirectly, part of the controlling group of shareholders of Bank Hapoalim, one of the banks participating in the credit facility. Partner continues to work on a solution that would allow Bank Hapoalim to participate in its credit facility on the same terms as the other lending banks or that would ensure that funds are available to repay all of the amounts due to Bank Hapoalim on the scheduled repayment dates. Further information on this issue is set forth in Note 5(e) to Partner's financial statements referenced above and in Item 2, "Recent Developments and Risk Factors," in the Form 6-K filed by Partner on December 26, 2001.

About Partner Communications

Partner Communications Company Ltd. is the first Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. The Company commenced full commercial operations in January 1999 under the international Orange Brand name and, through its network, provides quality of service and a range of features to more than 1.5 million subscribers in Israel. Partner subscribers can use roaming services in 94 countries using 228 GSM networks. The Company's ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. (For further information: http://investors.partner.co.il)

Contact:

Mr. Alan Gelman
Chief Financial Officer
Tel: +972-67814951
Fax: +972-67814161
E-mail: alan.gelman@orange.co.il

Dr. Dan Eldar
V.P. Carrier, Investor and International Relations
Tel: +972-67814151
Fax: +972-67814151
E-mail: dan.eldar@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

2001 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

2001 ANNUAL REPORT

TABLE OF CONTENTS

The amounts are stated in New Israeli Shekels (NIS) in thousands.





Kesselman & Kesselman
Certified Public Accountants (Isr.)
Trade Tower, 25 Hamered Street
Tel Aviv 68125 Israel
P.O. Box 452 Tel Aviv 61003 Israel
Telephone +972-3-7954555
Facsimile +972-3-7954556

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

PARTNER COMMUNICATIONS COMPANY LTD.

We have audited the consolidated balance sheets of Partner Communications Company Ltd. and its subsidiary (collectively "the Company") as of December 31, 2000 and 2001 and the related consolidated statements of operations, changes in shareholders' equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2000 and 2001 and the consolidated results of operations, changes in shareholders' equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel
March 20, 2002

Kesselman & Kesselman
Certified Public Accountants (Israel)

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED BALANCE SHEETS

	December 31		
	2000	2001	2001
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands		
A s s e t s			
CURRENT ASSETS:			
Cash and cash equivalents	869	5,272	1,194
Accounts receivable (note 13):			
Trade	395,765	486,659	110,203
Other	28,695	34,943	7,913
Inventories	163,216	124,512	28,196
T o t a l current assets	588,545	651,386	147,506
INVESTMENTS AND LONG-TERM RECEIVABLES:			
Non-marketable securities (note 2)		8,244	1,867
Security deposit (note 6)	94,279	100,869	22,842
Accounts receivable - trade (note 13)	10,421	3,696	837
Funds in respect of employee rights upon retirement (note 7)	14,824	28,160	6,377
	119,524	140,969	31,923
FIXED ASSETS, net of accumulated depreciation and amortization (note 3)	1,507,045	1,749,052	396,072
LICENSE AND DEFERRED CHARGES, net of accumulated amortization (note 4)	1,289,933	1,112,959	252,028
	3,505,047	3,654,366	827,529

Amikam Cohen	**Alan Gelman**	**Shmuel Dankner**
Chief Executive Officer	**Chief Financial Officer**	**Director**

	December 31		
	2000	2001	2001
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands		
Liabilities and shareholders' equity (net of capital deficiency)			
CURRENT LIABILITIES:			
Current maturities of long-term bank loans (note 5)		483,897	109,578
Accounts payable and accruals:			
Trade	463,576	524,642	118,805
Shareholder - current account	2,230		
Other (note 13)	117,437	206,403	46,740
T o t a l current liabilities	583,243	1,214,942	275,123
LONG-TERM LIABILITIES:			
Bank loans (note 5)	2,102,191	1,818,066	411,699
Notes payable (note 6)	707,175	772,800	175,000
Liability for employee rights upon retirement (note 7)	23,598	42,334	9,587
T o t a l long-term liabilities	2,832,964	2,633,200	596,286
COMMITMENTS AND CONTINGENT LIABILITIES (note 8)			
T o t a l liabilities	3,416,207	3,848,142	871,409
SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY) (note 9):			
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2000 and 2001 - 200,000,000 shares; issued and outstanding - December 31, 2000 -178,888,888 shares and December 31, 2001 -178,924,585 shares	1,789	1,789	405
Capital surplus	2,317,993	2,298,080	520,399
Deferred compensation	(65,021)	(24,362)	(5,517)
Accumulated deficit	(2,165,921)	(2,469,283)	(559,167)
T o t a l shareholders' equity (capital deficiency)	88,840	(193,776)	(43,880)
	3,505,047	3,654,366	827,529

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31			
	1999	2000	2001	2001
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands (except per share data)			
REVENUES, net	899,217	2,103,859	3,249,349	735,813
COST OF REVENUES	1,483,061	2,161,507	2,719,163	615,752
GROSS PROFIT (LOSS)	(583,844)	(57,648)	530,186	120,061
SELLING AND MARKETING EXPENSES	265,124	327,881	292,960	66,341
GENERAL AND ADMINISTRATIVE EXPENSES	158,588	154,637	134,282	30,408
OPERATING PROFIT (LOSS)	(1,007,556)	(540,166)	102,944	23,312
FINANCIAL EXPENSES , net	290,397	228,609	400,927	90,790
LOSS ON IMPAIRMENT OF INVESTMENTS IN NON-MARKETABLE SECURITIES (note 2)			8,862	2,007
NET LOSS BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLES	(1,297,953)	(768,775)	(306,845)	(69,485)
CUMULATIVE EFFECT, AT BEGINNING OF YEAR, OF A CHANGE IN ACCOUNTING PRINCIPLES (note 1n)			3,483	789
NET LOSS	(1,297,953)	(768,775)	(303,362)	(68,696)
NET LOSS PER SHARE - basic and diluted:				
BEFORE CUMULATIVE EFFECT	(8.86)	(4.30)	(1.72)	(0.38)
CUMULATIVE EFFECT			0.02	*
NET LOSS	(8.86)	(4.30)	(1.70)	(0.38)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	146,481,482	178,888,888	178,909,274	178,909,274

* Representing an amount less than $ 0.01.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)

	Share capital		Notes receivable				
	Number of shares	Amount	in respect of shares issued	Capital surplus	Deferred compensation	Accumulated deficit	Total
			(I n	t h o u	s a n d s)		
New Israeli shekels:							
BALANCE AT DECEMBER 31, 1998	10,000,000	100	(100)	2,320	-,-	(99,193)	(96,873)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 1999:							
Issuance of share capital	130,000,000	1,300					1,300
Collection of notes receivable in respect of share capital			100				100
Initial public offering ("IPO") of the Company's shares under a prospectus dated October 26, 1999, net of NIS 132 million issuance cost	38,888,888	389		2,091,948			2,092,337
Deferred compensation related to employee stock options grants				186,700	(186,700)		
Amortization of deferred compensation related to employee stock options grants					102,081		102,081
Net loss						(1,297,953)	(1,297,953)
BALANCE AT DECEMBER 31, 1999	178,888,888	1,789	-,-	2,280,968	(84,619)	(1,397,146)	800,992
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2000:							
Receipts from exercise of stock options granted to employees on account of shares to be allotted				5			5
Deferred compensation related to employee stock option grants				37,020	(37,020)		
Amortization of deferred compensation related to employee stock options grants					56,618		56,618
Net loss						(768,775)	(768,775)
BALANCE AT DECEMBER 31, 2000	178,888,888	1,789	-,-	2,317,993	(65,021)	(2,165,921)	88,840
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2001:							
Exercise of options granted to employees	35,697	*		47			47
Amortization of deferred compensation related to employee stock option grants net of deferred compensation with respect to stock options forfeited				(19,960)	40,659		20,699
Net loss						(303,362)	(303,362)
BALANCE AT DECEMBER 31, 2001	178,924,585	1,789	-,-	2,298,080	(24,362)	(2,469,283)	(193,776)
Convenience translation into u.s. dollars (note 1a):							
BALANCE AT JANUARY 1, 2001	178,888,888	405	-,-	524,908	(14,724)	(490,471)	20,118
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2001:							
Exercise of options granted to employees	35,697	*		11			11
Amortization of deferred compensation related to employee stock option grants net of deferred compensation with respect to stock options forfeited				(4,520)	9,207		4,687
Net loss						(68,696)	(68,696)
BALANCE AT DECEMBER 31, 2001	178,924,585	405	-,-	520,399	(5,517)	(559,167)	(43,880)

* Representing an amount less than NIS 1 ($1).

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31			
	1999	2000	2001	2001
	New Israeli shekels			Convenience translation Into U.S. dollars (note 1a)
	In thousands			
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	(1,297,953)	(768,775)	(303,362)	(68,696)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
Depreciation and amortization	330,665	431,510	538,267	121,890
Loss on impairment of investments in non-marketable securities			8,862	2,007
Amortization of deferred compensation related to employee stock option grants, net	102,081	56,618	20,699	4,687
Liability for employee rights upon retirement	9,583	11,581	18,736	4,242
Accrued interest and exchange and linkage differences on (erosion of) long-term liabilities	141,663	(13,214)	54,522	12,346
Accrued interest and exchange differences on security deposit		(2,574)	(6,590)	(1,492)
Amount carried to deferred charges		(7,489)	(22)	(5)
Sundry	2,560	(181)	1,647	373
Changes in operating asset and liability items:				
Decrease (increase) in accounts receivable:				
Trade	(204,732)	(197,308)	(84,169)	(19,060)
Other	(17,180)	23,970	(6,248)	(1,415)
Increase (decrease) in accounts payable and accruals:				
Trade	133,238	93,499	57,271	12,969
Shareholder's current account	(16)	20	(2,230)	(505)
Other	8,063	84,685	88,306	19,997
Decrease (increase) in inventories	(43,921)	(65,614)	36,859	8,347
Net cash provided by (used in) operating activities	(835,949)	(353,272)	422,548	95,685
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of fixed assets	(684,863)	(712,377)	(601,050)	(136,107)
Investment in non-marketable securities			(16,446)	(3,724)
Investment in security deposit		(91,705)		
Proceeds from sale of fixed assets	592	1,063	1,771	401
Funds in respect of employee rights upon retirement	(6,125)	(6,712)	(13,336)	(3,020)
Net cash used in investing activities	(690,396)	(809,731)	(629,061)	(142,450)

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31			
	1999	2000	2001	2001
	New Israeli shekels			Convenience translation Into U.S. dollars (note 1a)
	In thousands			
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from exercise of stock options granted to employees		5	47	11
Proceeds from issuance of notes payable, net		684,463		
Long-term bank loans received	902,130	1,119,032	1,111,869	251,782
Repayment of long-term bank loans		(1,054,725)	(901,000)	(204,031)
Long-term liabilities from shareholders	492,000			
Issuance of share capital, net of issuance costs	2,092,337			
Repayment of debt in respect of issuance of shares	100			
Issuance of share capital	1300			
Repayment of shareholders' loans and capital notes	(1,494,411)			
Repayment of suppliers' credit	(68,526)			
Net cash provided by financing activities	1,924,930	748,775	210,916	47,762
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	398,585	(414,228)	4,403	997
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	16,512	415,097	869	197
CASH AND CASH EQUIVALENTS AT END OF YEAR	415,097	869	5,272	1,194
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION - cash paid during the year:				
Interest	313,089	164,198	285,465	64,463
Advances to income tax authorities	2,609	1,440	5,617	1,272

Supplementary information on investing activities not involving cash flows

At December 31, 2000 and 2001, trade payables include NIS 144,482,000 and NIS 148,276,000 ($ 33,577,000), respectively, in respect of acquisition of fixed assets. These balances will be given recognition in these cash flow statements upon payment.

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies, applied on a consistent basis, are as follows:

a. General:

Nature of operations:

1) Partner Communications Company Ltd. ("the Company") and its wholly-owned subsidiary (together - "the Group") operate a mobile telecommunications network based upon the Global System for Mobile Communications ("GSM") Standard in Israel.

2) The Company was incorporated on September 29, 1997. The Company operates under a license granted by the Ministry of Communications to operate a cellular telephone network for a period of 10 years beginning April 7, 1998. At the beginning of January 1999, the Company commenced full commercial operations.
The Company paid a "one-time" license fee of new Israeli shekels (NIS) 1.6 billion which is presented under "license and deferred charges". The Company is entitled to request extension of the license for an additional period of six years and then renewal for one or more further six year periods. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator. Under the terms of the license, the Company has provided a guarantee of $ 10 million to the State of Israel to secure the Company's adherence to the terms of the license.

On December 18, 2001, the Minister of Communication informed the Company that it had won additional spectrum (2G band (1800MHz) and 3G band (2100MHz)). Following the award of the above spectrum, the company's license has been amended and extended through 2017 (parallel to the period of the new spectrum).
In consideration for the above additional spectrum the Company will pay NIS 180 million ($41 million) for the 2G spectrum in two installments (payable by the end of 2003) and NIS 220 million ($50 million) for the 3G spectrum in five installments through 2006. Following the above amendments the amortized balances of the Company's existing license payment as well as the cost of the additional spectrum will be amortized over the period ending in 2017, subject to the utilization period.
The award of the new spectrum and the amendments to the Company's license are subject to fulfillment of certain conditions, mainly a down payment on account of the new spectrum (out of the abovementioned amounts - NIS 176 million; $40 million) and provision of a $20 million guarantee by February 1, 2002.

Under the above award, the original guarantee of $ 10 million, (together with an additional, interim guarantee of NIS 100 million provided by the Company to comply with the terms for the award of additional spectrum), has been replaced by a guarantee of $ 20 million.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Functional currency and reporting currency

The functional currency of the Company and its subsidiary is the local currency - NIS. The consolidated financial statements have been drawn up on the basis of the historical cost of Israeli currency and are presented in NIS.

Convenience translation into U.S. dollars ("dollars" or "$")

The NIS figures at December 31, 2001 and for the year then ended have been Translated into dollars using the representative exchange rate of the dollar at December 31, 2001 ($1 = NIS 4.416). The translation was made solely for convenience. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

Accounting principles

On May 17, 2001, the Board of Directors of the Company approved a resolution whereby the financial statements of the Company will be prepared under accounting principles generally accepted in the United States (U.S. GAAP). As a result, these consolidated financial statements, are prepared in accordance with U.S. GAAP. Previously, the Company reported under Israeli GAAP with a reconciliation to U.S. GAAP.

b. **Principles of consolidation:**

1) The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary.

2) Intercompany balances between the Company and its subsidiary have been eliminated.

c. **Inventories**

Inventories of cellular telephones (handsets) and accessories are stated at the lower of cost or net realizable value (which reflects the value to the business of the handsets in the hands of the subscribers). Cost is determined on the "first-in, first-out" basis.

d. **Fixed assets:**

1) These assets are stated at cost, handsets for use abroad by subscribers are carried by the base stock method.

2) Direct consultation and supervision costs and other direct costs relating to setting up the Company's communications network and information systems for recording and billing calls are capitalized to cost of the assets.

3) Interest costs in respect of loans and credit which served to finance the construction or acquisition of fixed assets - incurred until installation of the fixed assets is completed - are charged to cost of such assets.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

4) Assets are depreciated by the straight-line method, on basis of their estimated useful life.

Annual rates of depreciation are as follows:

	%
Communications network	10 - 20 (mainly 15)
Computers, hardware and software for information systems	15-33
Vehicles	20
Office furniture and equipment	7-15

Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

e. **License and deferred charges:**

1) License (see also a(2) above):

The license is stated at cost and amortized by the straight-line method over 9.25 years which is the utilization period of the license (January 1, 1999 - commencement). Expenses in obtaining loans and credit which served to finance the license fee - incurred until the commencement of utilization of the license - are charged to cost of the license.

Following the extension of the license period to 2017 (as described in note 1a above) the amortized balance of this license will be amortized as from 2002 over the period ending 2017, subject to the utilization period.

2) Deferred charges:

a) Costs relating to the obtaining of long-term credit lines are amortized using the effective interest rate stipulated for the borrowing transactions.

b) Issuance costs relating to notes payable (see note 6) are amortized using the effective interest rate stipulated for the notes.

f. **Impairment of long-lived assets**

Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" requires that long-lived assets, identifiable intangibles and goodwill related to those assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 121, if indicators of impairment are present, the existence of impairment is identified by comparing the carrying amount of the potentially

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

impaired asset to the undiscounted cash flows from use and eventual disposition of that asset. If the carrying amount of the asset being evaluated is greater than the undiscounted cash flows from use and eventual disposition of that asset, then impairment is measured based on the excess, if any, of the carrying amount over the fair value of the asset.

g. **Cash equivalents**

The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

h. **Comprehensive income**

The Company has no comprehensive income components other than net loss.

i. **Revenue recognition**

Revenue from telecommunication services is recognized upon performance of the services. Revenue from pre-paid calling cards is recognized upon customer's usage of the cards. Revenue is derived principally from the sale of usage of air-time. Revenue from sale of handsets is recognized upon delivery and the transfer of ownership to the subscriber.

j. **Concentration of credit risks - allowance for doubtful accounts**

The Company's revenues are derived from a large number of customers. Accordingly, the Company's trade balances do not represent a substantial concentration of credit risk.
An appropriate provision for doubtful accounts is included in the accounts of the Company. The allowance charged to expenses, determined as a percentage of specific debts doubtful of collection for the years ended December 31, 1999, 2000 and 2001 aggregated NIS 14,132,000, NIS 33,001,000 and NIS 14,696,000 ($ 3,328,000) (See also note 13a).

The cash and cash equivalents and security deposit as of December 31, 2001 are deposited mainly with leading Israeli banks. Therefore, in the opinion of the Company, the credit risk inherent in these balances is remote. As from 2000, the Company factors most of its long-term trade receivables resulting from sales of handsets. The factoring is made through clearing companies, on a non-recourse basis. The resulting costs are charged to "Financial expenses-net", as incurred. During the years ended December 31, 2000 and 2001 the Company factored NIS 98,023,000 NIS 180,302,000 ($40,829,000) long-term trade receivables.

k. **Advertising expenses**

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 1999, 2000 and 2001 aggregated NIS 102,780,000, NIS 134,969,000 and NIS 91,681,000 ($ 20,761,000), respectively.

l. **Deferred income taxes**

Deferred taxes are determined utilizing the asset and liability method, based on the differences between the amounts presented in these financial statements and those taken into account for tax purposes, in accordance with the related tax laws. Valuation allowances are

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

included in respect of deferred tax assets when it is more likely than not that no such assets will be realized (see also note 10).

m. Foreign currency transactions and balances

Balances in, or linked to, foreign currency are stated on the basis of the exchange rates prevailing at balance sheet dates. For foreign currency transactions included in the statements of operations, the exchange rates at transaction dates are used. Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financial income or expenses.

n. Derivative financial instruments ("derivatives")

The Company has adopted FAS 133 as of January 1, 2001. FAS 133, as amended, establishes accounting and reporting standards for derivative, including certain derivatives embedded in other contracts, and for hedging activities. Under FAS 133, all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative, for accounting purposes, as: (1) hedging instrument, or (2) non-hedging instrument. Any changes in fair value are to be reflected as current gains or losses or other comprehensive gains or losses, depending upon whether the derivative is designated as a hedge and what type of hedging relationship exists. Changes in fair value of non-hedging instruments are carried to "Financial expenses-net", on a current basis.

The Company occasionally enters into commercial (foreign currency) contracts in which a derivative instrument is "embedded". This embedded derivative is separated from the host contract and carried at fair value when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument.

The adoption of FAS 133 resulted in recording additional income of approximately NIS 3.5 million ($ 0.8 million) included in the statement of operations of 2001 under "Cumulative effect, at beginning of year, of a change in accounting principles", which was recorded against an asset in the balance sheet, of the same amount. This cumulative effect reflects mostly the fair value of embedded derivatives (see also note 12b.) as of that date.

Prior to the adoption of FAS 133, the Company used separate, stand-alone derivative instruments (as apposed to embedded derivative), for accounting purposes, as hedging and non-hedging instruments. Gains and losses on derivatives that were hedged existing assets or liabilities were recognized in income commensurate with the results from those assets or liabilities. The net premiums paid or received in respect of currency options are presented in the balance sheet, as of December, 31 2000, among other accounts receivable or payable, as appropriate, and charged to financial expenses over the terms of the options.

Foreign currency derivatives, which are designated to reduce the Company's exposure to foreign currency risks pertaining to anticipated transactions and which do not qualify as hedging transactions, were presented at market value in each of the reported years and the income or losses in respect thereof are carried to "Financial expenses - net" on a current basis, See also note 12b.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

o. Net loss per share

Net loss per share is computed by dividing the loss for the year by the weighted average number of shares issued and outstanding in each year. Options granted by the Company are not taken into account, in computing the diluted loss per share, as their effect is anti-dilutive.

p. Recently issued accounting pronouncement in the United States

In July 2001, the Financial Accounting Standard Board (FASB) issued FAS 141, Business Combinations, and FAS 142, Goodwill and Other Intangible Assets. FAS 141 supersedes Accounting Principles Board Opinion No. 16 (APB 16), Business Combinations and FAS 142 supersedes APB 17, Intangible Assets.
The most significant changes made by FAS 141 are: (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) establishing specific criteria for the recognition of intangible assets separately from goodwill and (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized).
The most significant changes made by FAS 142 are: (1) goodwill and indefinite intangible assets will no longer be amortized, (2) goodwill will be tested for impairment at least annually at the reporting unit level, (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and (4) the amortization period of intangible assets with finite lives will no longer be limited to forty years. In addition, FAS 142 contains certain transitional provisions, which may effect the classification of intangible assets as well as the balance of goodwill. The provisions for FAS 141 are effective for acquisitions consummated after June 30, 2001. The provisions of FAS 142 are effective for fiscal years beginning after December 15, 2001 (fiscal year 2002 for the Company).

In July 2001, the FASB approved the issuance of FAS 143, "Accounting for Asset Retirement Obligations." FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 is effective for fiscal years beginning after June 15, 2002 (January 1, 2003 for the Company)

In August 2001, the FASB issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which is effective for fiscal periods beginning after December 15, 2001 (January 1, 2002 for the Company) and interim periods within those years. FAS 144, which supersedes FAS 121, establishes an accounting model for impairment or disposal of long-lived assets to be disposed of by sale.

The Company is currently evaluating potential effects, if any, that the adoption of these standards may have on its consolidated financial statements.

NOTE 2 - INVESTMENTS IN NON-MARKETABLE SECURITIES

The Company and its subsidiary have entered into agreements with a number of technological companies in the early stages of development of cellular products (hereafter - the start-up companies). Under the agreements, the Group is to supply infrastructure and support services which the start-up companies need to develop their products, in consideration of options and shares in those companies. In some cases, the Group is also entitled to royalties on future sales of the products of the start-up companies. Based on the opinion of the financial advisors of the Group and the early stages of those companies , the fair value of the securities granted to the Group, on the grant date and as of December 31, 2001, is not material.

During 2001, the Company invested approximately NIS 16.4 million, in cash, in several of those companies. The Group's holdings in the start-up companies (current and fully diluted) do not exceed 15% of the share capital of any one of them and does not give the Group significant influence over any one of them. Therefore, the investments therein are presented on a cost basis.

During 2001, the Company has recorded an impairment loss of approximately NIS 8.9 million ($2 million) in respect of the above investments, based on Company's management valuation.

NOTE 3 - FIXED ASSETS:

a. Composition of net assets, is as follows:

	December 31		
	2000	2001	2001
	NIS		Convenience translation into U.S. dollars
	In thousands		
Communications network	1,523,944	1,989,474	450,515
Computers, hardware and software for information systems	272,016	370,620	83,927
Vehicles	31,686	28,372	6,425
Office furniture and equipment	25,533	28,723	6,504
Leasehold improvements	58,155	93,393	21,149
Cellular telephones - base stock	6,064	6,309	1,428
	1,917,398	2,516,891	569,948
Less - accumulated depreciation and amortization	410,353	767,839	173,876
	1,507,045	1,749,052	396,072

Depreciation and amortization in respect of fixed assets totaled NIS 153,702,000, NIS 254,992,000 and NIS 361,265,000 ($ 81,808,000) for the years ended December 31, 1999, 2000 and 2001, respectively.

NOTE 3 - **FIXED ASSETS** (continued):

b. Fixed assets include interest expenses, direct consultation and supervision costs and other direct costs of establishing the cellular communications network and information systems which were capitalized (before commencing full commercial operations) in respect of:

	December 31		
	2000	2001	2001
	NIS		Convenience translation into dollars
	In thousands		
Communications network	69,858	69,858	15,819
Computers, hardware and software	15,566	15,566	3,525
	85,424	85,424	19,344
L e s s - accumulated depreciation	25,876	38,814	8,789
Depreciated balance	59,548	46,610	10,555

c. As to pledges on the fixed assets - see note 11.

NOTE 4 - **LICENSE AND DEFERRED CHARGES:**

	December 31		
	2000	2001	2001
	NIS		Convenience translation into dollars
	In thousands		
License (note 1a(2))	1,570,901	1,570,901	355,729
Deferred charges - in respect of:			
Obtaining long-term credit lines	52,169	52,191	11,819
Notes payable	22,012	22,017	4,986
	1,645,082	1,645,109	372,534
Less - accumulated amortization	355,149	532,150	120,506
	1,289,933	1,112,959	252,028

License and deferred charges amortization expenses for the years ended December 31, 1999, 2000 and 2001 totaled NIS 176,963,000, NIS 176,517,000 and NIS 177,002,000 ($ 40,082,000), respectively, see also note 1e.

NOTE 5 - LONG-TERM BANK LOANS

In July 2000, the Company entered into an Amending and Rescheduling Agreement (the "Agreement") in connection with its primary secured bank credit facility, with Bank Leumi B.M., Bank Hapoalim, other Israeli banks and Citibank N.A., which amends the bank facility agreement that the Company entered into in August 1998.

The amended facility is divided into two tranches: A multi-currency term loan facility of $600 million (which may be reduced to $550 million if the Company does not meet certain milestones) and a revolving multi-currency loan facility of $150 million.

The bank facility is a dollar denominated facility and it may be drawn in different currencies, see c. below.

a. Status of the facility at December 31, 2001 is as follows:

	The total facility	Amounts drawn	Amounts available for drawing
	Dollars in millions		
The multi-currency term loan facility	600	460	140
The revolving multi-currency loan facility	150	78	72
	750	*538	212

b. The amounts outstanding, classified by linkage terms and interest rates, are as follows:

	December 31, 2001	December 31		
		2000	2001	2001
	Weighted average interest rates	Amount		
	%	NIS		Convenience translation into dollars
		In thousands		
In NIS - linked to the Israeli consumer price index (CPI) (1)	6.3	1,046,417	1,076,689	243,815
In NIS - unlinked (2)	5.2	1,055,774	1,225,274	277,462
		2,102,191	2,301,963	*521,277

(1) Linkage terms apply both to principal and interest.

(2) The loans bear interest at the "on-call" rate (a varying inter-bank rate in Israel), prime rate or fixed unlinked rate.

* The amounts outstanding differ from the amounts drawn, due to differing linkage terms.

c. The amended facility may be drawn in NIS, US dollars or Euros, provided that not less than 60% of the amount outstanding shall, at any time, be in NIS.

NOTE 5 - LONG-TERM BANK LOANS (continued):

d. There is a range of options as to how interest is calculated on borrowings under the amended facility. These options include rates based on LIBOR, the bond rate, fixed linked rate, fixed unlinked rate, on-call rate and prime rate. The margin is 0.90% per annum until June 30, 2002 (under some limitations).

e. The multi-currency term loan facility is repayable as follows *:

	%
September 30, 2002 through June 30, 2003	2.8
July 1, 2003 through June 30, 2004	8.5
July 1, 2004 through June 30, 2005	19.1
July 1, 2005 through June 30, 2006	21.0
July 1, 2006 through June 30, 2007	21.1
July 1, 2007 through June 30, 2008	27.5
	100.0

* Certain controlling persons of the Company's principal shareholders are also, indirectly, part of the controlling group of shareholders of Bank Hapoalim, one of the banks participating in the credit facility. Under Bank of Israel rules restricting loans to related entities, Bank Hapoalim is permitted to participate in the Company's current credit facility only up to specified amounts, and repayment to Bank Hapoalim is subject to a different repayment schedule than that for the other banks in the credit facility. If these restrictions are not removed or otherwise satisfied, the Company will be required to repay from funds obtained from additional financing or commitments 50% of the credit extended by Bank Hapoalim under the term loan under the credit facility by April 30, 2002 (extended from March 31, 2002) and the balance of the credit extended by Bank Hapoalim will be required to be repaid according to the amortization schedule in effect prior to the amendment of the credit facility in July 2000, which provided for a quarterly amortization schedule from April 30, 2002 to December 31, 2005. As a result, the Company will be required to repay approximately NIS 422 million (approximately $96 million) by April 30, 2002. Repayment, to be completed by December 31, 2005, will also be required with respect to the revolving loans under the credit facility. In addition, the Company will be required, prior to April 30, 2002, to either deposit all amounts owing under the credit facility to Bank Hapoalim (approximately $210 million) in a separate deposit bank account as security for these payments or to deliver undertakings to the banks participating in the credit facility of the Company's ability to pay all such amounts on the required repayment dates, in which case the amount required to be deposited as security for these payments will be reduced by the amounts covered by the undertakings.

An aggregate principal amount of up to $600 million can be drawn through June 30, 2002. Amounts outstanding at June 30, 2002 are convertible, at the discretion of the Company, into long-term loans repayable on a quarterly basis over the period ending June 30, 2008.

f. The revolving multi-currency loan facility of $150 million is available for drawing through June 30, 2008, and the balance must be repaid by June 30, 2008.

NOTE 5 - LONG-TERM BANK LOANS (continued):

g. The agreement has covenants which require the Company, inter alia, to fulfill certain operational conditions and to maintain certain financial ratios. If the Company defaults on the covenants, the banks are entitled to demand early repayment of the credit facility - in whole or in part. The Company believes that it is in compliance with all covenants stipulated by the agreement, or as amended by agreement between the parties. Under the terms of the agreement, the Company has undertaken not to transfer any amounts, including dividends, to its shareholders, except in cases specified in the agreement.

h. As to pledges to secure loans and liabilities and restrictions placed with respect thereto, see note 11.

NOTE 6 - NOTES PAYABLE

On August 10, 2000, the Company completed an offering of $ 175 million of unsecured Senior Subordinated Notes due 2010 which have been issued at their dollar par value. The Notes have been registered under the U.S. Securities Act of 1933. The net proceeds from the offering (approximately $ 170.5 million after deducting commissions and offering expenses) were used mainly to repay a portion of the indebtedness under the credit facility.
The Notes bear interest at the rate of 13% per annum which are payable semi-annually on each February 15 and August 15, commencing February 15, 2001. The Company may redeem up to 35% of the aggregate principal amount of the Notes at any time prior to August 15, 2003, provided that immediately after giving effect to any such redemption, at least 65% of the aggregate principal amount of the Notes remains outstanding. Up to an additional $75 million aggregate principal amount of Notes may be issued by the Company at any time after the offering.

Commission fees and offering expenses in respect of the Notes aggregated approximately NIS 22 million ($ 4.5 million). These expenses are presented as deferred charges and the amortization in respect thereof is included in financial expenses.

The company is obligated to keep a restricted deposit in the amount of one year of interest payment for the first 3 years from the date of the offering, which was deposited and is presented in the balance sheet under "Security deposit". The deposit is denominated in dollars and bears an annual interest of 2.1%.

NOTE 7 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a. Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company's severance pay liability to its employees, mainly based upon length of service and the latest monthly salary (one month's salary for each year worked), is reflected by the balance sheet accrual under the "liability for employee rights upon retirement". The Company records the liability as if it was payable at each balance sheet date on an undiscounted basis. The liability is partly funded by purchase of insurance policies and the amounts funded are included in the balance sheet under investments and long-term receivables, as "Funds in respect of employee rights upon retirement". The policies are the Company's assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees.

b. The severance pay expenses for the years ended December 31, 1999, 2000 and 2001 were approximately NIS 11,397,000, NIS 16,151,000 and NIS 21,113,000 ($ 4,781,000) respectively.

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES:

a. Commitments:

1) The Company is committed to pay royalties to the Government of Israel on its "chargeable income" as defined in the Regulations (see below), which includes all kinds of turnover of the licensee from the granting of Bezeq services under his license - including air time, roaming services and non-recurring connection fees, but excluding: bad debts, income transferred to another holder of a communications license or payments to another communication licensee in respect of onterconnection, payments for roaming services to foreign operators and expenses related to the sale of end equipment.

   On June 18, 2001, the Knesset's Finance Committee approved the "Telecommunications (Royalties) Regulations, 2001" (hereafter - the Regulations). The principal change to the old regulations was the reduction of the percentage of royalties payable by mobile phone companies from 8% to 5% in 2001 and the further gradual reduction thereof to 3.5% in 2004. In addition, the basis in respect of which the royalties are paid has been expanded (as described above). The amendment is effective as from January 1, 2001.

   The royalty expenses for the years ended December 31, 1999, 2000 and 2001 were approximately NIS 51,397,000, approximately NIS 116,846,000 and approximately NIS 112,201,000 ($ 27,004,000), respectively, and included under "Cost of revenues".

2) The Company has entered into operating lease agreements as follows:

   a) Lease agreement for its headquarters facility in Rosh Ha'ayin for a twenty year period commencing in June 1999. The Company has an option to reduce the lease period by five to fifteen years. The rental payments are linked to the Israeli CPI.

   b) Lease agreements for service centers and retail stores for a period of two to five years. The Company has an option to extend the lease periods for up to 20 additional years. The rental payments are linked partly to the dollar and partly to the Israeli CPI.

   c) Lease agreements in respect of cell sites throughout Israel are for periods of two to three years. The Company has an option to extend the lease periods up to ten years (including the original lease periods). The lease fees are partly linked to the dollar and are partly linked to the Israeli CPI.

   d) The Company has agreed in principal to lease an additional building for the head office in Rosh Ha'ayin, for a period of 16 years. The Company has options to shorten the lease period by 5 to 10 years.

   e) The minimum projected rental payments (based upon agreements in force as of December 31, 2001) for the next five years, at rates in effect at December 31, 2001, are as follows:

	NIS	Convenience translation into dollars
	In thousands	
Year ended December 31:		
2002	74,302	16,825
2003	38,921	8,814
2004	17,428	3,946
2005	12,180	2,758
2006	8,009	1,814
2007 and thereafter	71,988	16,302
	222,828	50,459

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

f) The rental expenses for the years ended December 31, 1999, 2000 and 2001 were approximately NIS 49 million, approximately NIS 68 million, and approximately NIS 93 million ($ 21 million), respectively.

3) At December 31, 2001, the Company is committed to acquire fixed assets for approximately NIS 84 million (approximately $ 19 million).

4) At December 31, 2001, the Company is committed to acquire handsets for approximately NIS 205 million (approximately $ 46 million).

5) As to the Company commitment to pay NIS 400 million regarding the award of the new spectrum, see note 1a.

b. Contingent liabilities:

1) On October 28, 1999, an Israeli consumer organization lodged a claim against the Company, alleging a variety of consumer complaints and requested that this claim be recognized as a class action.

While the amount of the claim was substantial, the ultimate liability could not be determined because of the considerable uncertainties that exist.

On March 20, 2002, the Haifa District Court decided to strike the claim, because the consumer organization lost, on December 31, 2001, a special status required under Israeli law for consumer organizations to file class action claims.

Another claim, involving a substantial amount, filed by a private consumer who has previously asked to join the above class action, may be brought again before the court. The court has been previously frozen the proceedings of the private consumer's claim, until a decision is made in the case filed by the consumer organization.
At this stage, the Company and its legal counsel are unable to evaluate the probability of success of the claim, if and when it re-opened, and therefore no provision has been made.

2) On July 8, 2001 Shakoland 890 (1996) Ltd. filed a claim against the Company for alleged violation of supplier's exclusivity agreement. For filing purposes, the claim was set at NIS 18 million; however, this amount can be increased by the claimant.

On December 17, 2001, another claim was lodged against the Company, in the amount of approximately NIS 5 million, by the same claimant, alleging the breach of an agreement for the granting of content services. However, this amount can be increased by the claimant.
At this stage, it is not possible to determine the success of the said litigation, and therefore no provision has been made.

3) On December 31, 2001, a claim was filed against the Company and another Israeli telecommunication companies together with a request to approve this claim as a class action. The claim is for air time charged in respect of calls which were terminated due to causes other than the termination of the call by the parties thereto. The amount of the claim against the Company is estimated at approximately NIS 21 million.

At this stage, the Company and its legal counsel are unable to evaluate the probability of success of the claim, and therefore no provision has been made.

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

4) On March 20, 2002 the Company received a demand in the format of a draft claim by one of the company's former distributors, mainly for alleged violation of his exclusive distribution agreement.
At this stage, the claimant has not filed the claim with the court.
The amount of the demand against the Company is set at NIS 130 million.

At this stage, the Company and its legal counsel are unable to evaluate the probability of success of the demand in as much as a claim is filed, and the amount it claims, therefore no provision has been made.

5) The Company does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines of insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof.

6) The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company. The accounts do not include a provision in respect thereof.

NOTE 9 - SHAREHOLDERS' EQUITY:

a. Share capital:

The Company's shares are traded on the London Stock Exchange ("LSE") and, in the form of American Depository Receipts ("ADRs"), each of which represents one ordinary share, on the U.S. over the counter market ("Nasdaq - NSM"). During 2001 the company listed its shares in the Tel-Aviv stock exchange (TASE) according to the dual listing regulations. On December 31, 2001, the closing price per ADR was NIS 30.25 ($ 6.85); the shares were quoted on the LSE on that date at NIS 30.69 ($ 6.95), and in TASE at NIS 30.51($ 6.91).

Under the provisions of the license granted to the Company (note 1a(2)), restrictions are placed on transfer of Company shares and placing liens thereon. The restrictions include the requirement that the advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company's shares to a third party.

On December 26, 2001, the Company filed a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission for future offerings of its securities. Under the shelf registration, the company intends to raise up to $400 million from the issue of ordinary shares and debt securities.

NOTE 9 - SHAREHOLDERS' EQUITY (continued):

b. Employee stock option plans:

1) **a.** On March 3, 1999, the Company's Board of Directors approved an employee stock option plan (hereafter - Plan A), pursuant to which 5,833,333 ordinary shares were reserved for issuance upon the exercise of 5,833,333 options to be granted to key employees without consideration. Through to December 31, 2001 - 5,178,404 options were granted pursuant to Plan A, of which 408,347 options have been forfeited and 35,697 options have been exercised. Out of the remaining options not granted and options forfeited, 729,165 options were cancelled.

The options will vest in five equal annual batches over a period of five years from the beginning date of employment of each employee, unless otherwise provided in the grant instrument, provided the employee is still in the Company's employ. An option not exercised within 8 years from the date of its allotment shall expire. The exercise price per share of the options granted, which is denominated in dollars, is $ 0.343.

As of December 31, 2001 – 334,111 options of plan A are available for future grant to the Company's employees. The exercise price of these remaining options, which is denominated in NIS, will be equal to the market price less a discount (to be determined by the Employee Stock Option Committee) of the Company's shares on the date on which the options are granted.

b. In October 2000, the Company's Board of Directors approved an employee stock option plan (hereafter - Plan B), pursuant to which 4,472,222 ordinary shares were reserved for issuance upon the exercise of 4,472,222 options to be granted to employees without consideration. An option not exercised within 9 years from the date of its allotment shall expire. The options will vest in four equal annual batches over a period of four years from the date of grant of the option, provided the employee is still in the Company's employ. The exercise price, which is denominated in NIS, is equal to the market price of the Company's shares on the date on which the options are granted.

As of December 31, 2001 - 244,347 options of plan B are available for future grant to the Company's employees.

c. The ordinary shares derived from the exercise of the options shall confer the same rights as the other ordinary shares of the Company.

d. The Plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, the Ordinance provides that the Company will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit, when the related tax is paid by the employee.

NOTE 9 - SHAREHOLDERS' EQUITY (continued):

2) Following is a summary of the status of the plans as of December 31, 1999, 2000 and 2001 and the changes therein during the years ended on those dates:

	Year ended December 31					
	1999	2000	2001	1999	2000	2001
	Number			Weighted average exercise price*		
				NIS	NIS	NIS
Balance at beginning of year		4,655,285	8,541,669		1.424	12.296
Changes during the year:						
Granted	4,655,285	4,336,119	1,063,708	1.404	24.219	19.286
Exercised and paid		(3,383)	(32,314)		1.386	1.440
Forfeited		(446,352)	(610,828)		14.418	19.286
Balance outstanding at end of year	4,655,285	8,541,669	8,962,235	1.424	12.296	12.746
Options exercisable at December 31	1,009,164	1,723,147	3,501,109	1.424	1.386	7.386

* Includes options under plan A, the exercise price of which is weighted based on the applicable date's exchange rate.

The weighted average fair value of options granted using the Black & Scholes option-pricing model during 1999, 2000 and 2001 is NIS 40.94, NIS 23.25 and NIS 18.08 ($4.09), respectively. The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 0%; expected volatility of 50%, 75% and 83%, respectively; risk-free interest rate: in dollar terms - 1999-7%, 2000-6.5% ; in NIS terms - 2000-8%, 2001-6.9%. respectively; weighted expected life: plan A - 8 years; Plan B - 9 years.

The following is information about options outstanding at December 31, 2001:

	Options outstanding			Options exercisable
Exercise prices	Number outstanding at December 31, 2001	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2001
NIS		Years	NIS	
1.515	4,734,360	4.6	1.515	2,705,442
17.81-27.35	3,869,875	7.9	26.07	795,667
17.25	358,000	8.4	17.25	
	8,962,235			3,501,109

NOTE 9 - SHAREHOLDERS' EQUITY (continued):

c. Accounting treatment of employee stock option plans

The Company accounts for its employee stock option plans using the treatment prescribed by APB No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Under APB 25, compensation cost for employee stock option plans is charged to shareholders' equity, on the date of grant of the options, under "deferred compensation costs" and is then amortized and carried to the statements of operations over the vesting period.

FAS No. 123 "Accounting for Stock-Based Compensation", established a fair value based method of accounting for employee stock options or similar equity instruments, and encourages adoption of such method for stock compensation plans. However, it also allows companies to continue to account for those plans using the accounting treatment prescribed by APB 25. The Company has elected to continue accounting for employee stock option plans according to APB 25, and has accordingly complied with the disclosure requirements set forth in FAS 123 for companies electing to apply APB 25.

The compensation cost determined under APB 25 and charged against income in the years ended December 31, 1999, 2000 and 2001, is NIS 102,081,000, NIS 56,618,000 and NIS 20,699,000 ($ 4,687,000), respectively. The deferred compensation cost is amortized over the vesting period using the accelerated method of amortization, as stipulate by FASB No. 28 Interpretation.

Had compensation cost for the Company's plan been determined based on the fair value at the grant dates, consistent with the method of FAS 123, the Company's loss and loss per share would have changed to the pro forma amounts indicated below:

	Year ended December 31,			
	1999	2000	2001	2001
	NIS			Convenience translation into dollars
	In thousands			
Net loss:				
As reported	(1,297,953)	(768,775)	(303,362)	(68,696)
Pro-forma	(1,299,269)	(769,043)	(303,639)	(68,759)
Net loss per share - basic and diluted:				
As reported	(8.86)	(4.30)	(1.70)	(0.38)
Pro-forma	(8.86)	(4.30)	(1.70)	(0.38)

d. Dividends

As to restrictions with respect to cash dividend distributions, see note 5g.

NOTE 10 - TAXES ON INCOME *(continued)*:

a. **Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985**

Under this law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and the subsidiary are taxed under this law.

b. **Tax rates applicable to income of the Company and its subsidiary**

The income of the Company and its subsidiary are taxed at the regular rate of 36%.

c. **Losses carried forward to future years**

At December 31, 2001, the Group had carryforward losses of NIS 1,994 million ($ 452 million). The carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely.

d. **Deferred income taxes**

The deferred tax asset in respect of the balances of temporary differences (mostly in respect of carryforward losses, see c above) and the related valuation allowance as of December 31, 2000 and 2001, are as follows:

	December 31		
	2000	2001	2001
	NIS		Convenience translation into dollars
	In thousands		
Deferred tax asset	568,052	745,703	168,864
L e s s - valuation allowance	(568,052)	(745,703)	(168,864)
	-,-	-,-	-,-

e. **Tax assessments**

The Company and its subsidiary have not been assessed for tax purposes since incorporation.

NOTE 11 - LIABILITIES SECURED BY PLEDGES AND RESTRICTIONS PLACED IN RESPECT OF LIABILITIES

At December 31, 2001, balances of liabilities of the Company in the amount of NIS 2,302 million ($ 521 million), are secured by fixed charges on the fixed assets (including leasehold rights), share capital and insurance rights, and by floating charges on the assets. The Company has also undertaken not to register any further charges on the Company's assets, with certain exceptions.

NOTE 12 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a. Linkage of monetary balances:

1) As follows:

	December 31, 2001		
	In or linked to foreign currencies (mainly dollars)	In NIS - linked to the Israeli CPI	In NIS- Unlinked
	In thousands		
NIS:			
Assets	102,400	9,569	514,477
Liabilities	1,009,301	1,090,330	1,650,666
Convenience translation into dollars:			
Assets	23,188	2,167	116,503
Liabilities	228,555	246,904	373,792

2) Data regarding the dollar exchange rate and the Israeli CPI:

	Exchange rate of one dollar	Israeli CPI*
At December 31:		
2001	NIS 4.416	170.91 points
2000	NIS 4.041	168.53 points
1999	NIS 4.153	168.53 points
1998	NIS 4.160	166.30 points
Increase (decrease)-		
Year ended December 31:		
2001	9.3%	1.4%
2000	(2.7)%	-,-
1999	(0.2)%	1.3%

* Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

NOTE 12 - **FINANCIAL INSTRUMENTS AND RISK MANAGEMENT** (continued):

b. Derivative financial instruments:

1) General

The Company enters into foreign currency forward transactions and purchases and writes foreign currency options in order to protect itself against the risk that the eventual dollar cash flows resulting from the existing assets and liabilities will be affected by changes in exchange rates. The writing of such options is part of a comprehensive hedging strategy and is designed to effectively swap the currencies relating to existing assets and liabilities. Each of the options written is combined with purchase of an option for the same period and the same notional amount. The Company does not hold or issue derivative financial instruments for trading purposes.

The transactions are mainly designated to hedge the cash flows related to payments of dollar interest on notes payable as well as those related to anticipated payments in respect of purchases of handsets in foreign currency. However, these contracts do not qualify for hedge accounting under FAS 133.

During 1999 and 2000, the Company used interest rate swap transactions, as was required by the credit facility agreement (prior to its amendment on July 2000).

As the counterparties to the foreign currency options and forward transactions are Israeli banks, the Company considers the inherent credit risks remote.

2) Foreign exchange risk management

The notional amounts of foreign currency derivatives as of December 31, 2000 and 2001 are as follows:

	December 31		
	2000	2001	2001
	NIS		Convenience translation into dollars
	(In millions)		
Currency options purchased - for the exchange of:			
Dollars into NIS	121	55	12
Euro into NIS	56		
Currency options written – for the exchange of dollars into NIS	40		
Forward transactions – for the exchange of:			
Dollars into NIS	209	242	55
Euros into NIS		34	8
Embedded derivatives- Dollars into NIS		221	50

NOTE 12 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

c. Fair value of financial instruments

The financial instruments of the Company as of December 31, 2001 consist mainly of non-derivative assets and liabilities (items included in working capital and long-term liabilities); the Company also has some derivatives which are presented at their fair value.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying value. The fair value of long-term liabilities approximates the carrying value, since they bear interest at rates close to the prevailing market rates.

The fair value of derivatives as of December 31, 2001, is an asset of approximately NIS 8.0 million ($ 1.8 million).

NOTE 13 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION :

a. Accounts receivable:

	December 31		
	2000	2001	2001
	NIS		Convenience translation into dollars
	In thousands		
1) Trade (current and long-term)			
The item is presented after the deduction of:			
(a) Deferred interest income*	(3,102)	(2,355)	(533)
(b) Allowance for doubtful accounts	(47,174)	(61,869)	(14,010)

* Long-term trade receivables (including current maturities) as of December 31, 2000 and 2001 in the amount of NIS 20,892,000 and NIS 12,776,000 ($2,893,000), respectively, bear no interest. These balances are in respect of handsets sold in installments (mostly 36 monthly payments).
Income in respect of deferred interest is the difference between the original and the current amount of the debt. The current amount is computed on the basis of the interest rate relevant to the date of the transaction (8.8%-9.5%).

2) Other:

	December 31		
	2000	2001	2001
	NIS		Convenience translation into dollars
	In thousands		
Government institutions	10,482	9,596	2,173
Derivatives instruments	1,542	7,987	1,809
Prepaid expenses and sundry	16,671	17,360	3,931
	28,695	34,943	7,913

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

b. **Accounts payable and accruals-other:**

	December 31		
	2000	**2001**	**2001**
	NIS		**Convenience translation into dollars**
	In thousands		
Employees and employee institutions	43,435	69,405	15,717
Provision for vacation and recreation pay	12,038	17,743	4,018
Government institutions	8,601	4,023	911
Income received in advance	4,269	54,851	12,421
Accrued interest on long-term liabilities	48,560	58,989	13,358
Sundry	4,803	1,392	315
	117,437	206,403	46,740

c. **Financial expenses, net:**

	Year ended December 31			
	1999	**2000**	**2001**	**2001**
	NIS			**Convenience translation into dollars**
	In thousands			
Financial income	(9,190)	(5,980)	(19,193)	(4,346)
Exchange rate and linkage differences	3,148	(20,572)	104,559	23,677
Factoring costs		5,203	9,006	2,039
Financial expenses	296,439	249,958	306,555	69,420
	290,397	228,609	400,927	90,790

NOTE 13 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

d. Diluted net loss per share

Following are data relating to the net loss and the number of shares that were taken into account in computing the diluted net loss per share (the effect of the inclusion of the options for the years 1999, 2000 and 2001 is anti-dilutive):

	Year ended December 31			
	1999	2000	2001	2001
	NIS			Convenience translation into dollars
Net loss used in computing the diluted net loss per share (in thousands)	(1,297,953)	(768,775)	(303,362)	(68,696)
Weighted average number of shares taken into account in computing the basic net loss per share	146,481,482	178,888,888	178,909,274	178,909,274
A d d - additional shares due to a possible exercise of options, net	2,717,762	3,479,287	4,593,060	4,593,060
Weighted average number of shares taken into account in computing the diluted net loss per share	149,199,244	182,368,175	183,502,334	183,502,334

NOTE 14 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

a. Transactions with related parties:

	Year ended December 31			
	1999	2000	2001	2001
	Nominal NIS			Convenience Translation into dollars
	In thousands			
Acquisition of handsets from related party	150,985	273,078	300,024	67,940
Consultation fees and salaries to related parties employed by the Company	5,462			
Financial expenses, net	104,757	73,270	60,202	13,633
Selling commissions and maintenance expenses, net of participation in advertising costs	1,746	25,120	4,133	936

b. Balances with related parties:

	December 31		
	2000	2001	2001
	Nominal NIS		Convenience translation into dollars
	In thousands		
Cash and cash equivalents	284	2,617	593
Current liabilities	52,420	510,283	115,553
Long-term liabilities	798,278	354,417	80,257

C:\WIN95\TEMP\FINALeng.doc~~K:\DATA\TAMIR\018595\2001\AUDIT\FINALeng.doc~~



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd

By /s/

Name: Alan Gelman

Title: Chief Financial Officer

Dated: March 25, 2002